Exhibit 12

HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Six Months Ended
	June 30,
	2017	2016
Earnings:
Income from continuing operations before income taxes	$385	$233
Equity in earnings from unconsolidated affiliates	(1)	(1)
	384	232
Add:
Fixed charges	258	243
Distributed income of equity method investees	1	2
Earnings available for fixed charges	$643	$477

Fixed Charges:
Interest expense(1)	$204	$189
Estimated interest included in rent expense	54	54
Total Fixed Charges	$258	$243

Ratio of Earnings to Fixed Charges	2.5	2.0
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(1)    Includes the amortization of debt discounts and capitalized expenses related to indebtedness.